January 23, 2017

Via Edgar

Mr. Larry Spirgel

Mr. Robert Littlepage

Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

RE:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

SEC Response Dated October 5, 2016

File No. 001-13718

Dear Mr. Spirgel and Mr. Littlepage:

Set forth below is the response of MDC Partners Inc. (the “Company” or “MDC”) to the correspondence of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”, the “Commission”, or “SEC”), which was set forth in your letter dated December 16, 2016 regarding the Company's above-referenced filing.

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Form 10-K for Fiscal Year Ended December 31, 2015

14. Segment Information, page 75

1.	We have reviewed your response to comment three and are unable to clearly determine how you concluded that the individual firms (operating segments) grouped within the advertising and communications reportable segment are economically similar. ASC 280- 10-50-11 requires that “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and principles of subtopic ASC 280-10-10-1, if the segments have similar economic characteristics and if the segments are similar in all the following areas: nature of products and services; the nature of production processes; the type and class of customers; the methods used to distribute products and services; and the regulatory environment. While we do not expect to have a view that each firm is its own reportable segment because historical gross margins vary between firms, we need a sufficient basis to not object to your aggregation of operating segments. Your explanations attempting to reconcile gross margin and EBITDA dissimilarities generally describe the costs of each operating segment as being the differentiating factor that will ultimately adjust in future periods so that long-term gross margins are more similar. However the revenue impact on gross margins is not sufficiently addressed as well as other qualitative factors in ASC 280-10-50-11. Please address the following:

a.	Are we to understand that all the firms in the reportable segment serve the same customers in the same markets worldwide or is there some customer or service offering unique to some or all of the firms? If firms serve the same markets, should the margins be the same across the firms? For example, are customers making distinctions by firm brand, reputation, product quality or other characteristics so that one firm can demand a higher premium for its services than another?
b.	If firms are not serving the same markets, please provide us a description of the unique markets and how they are segmented. For example, do firms serve different types of customers based on size, industry, niche, geography or some other stratification?
c.	Please demonstrate and explain for us how integrated advertising, media specialty, and public relations result in economically similar products and services, including margins, product and service delivery and types of customers.
d.	Since media specialty is a new business, tell us how you determined that it will have the same long-term economic margin as your traditional advertising businesses.

The Partner Firms are marketing service providers. As discussed in our October 31, 2016 response, EBITDA margin is a key performance metric our CODM uses to assess performance of and allocate resources to the Partner Firms.

The costs at the Partner Firms are similar across all Partner Firms and are significant to the margins. The principal costs are variable (i.e., people/facilities) and the Company manages the costs at each Partner Firm in response to changes in performance resulting, for example, from client wins/losses.

The Partner Firms provide a range of service offerings, which in some cases are the same or similar service offerings. The core or principal service offerings are among the factors that distinguish the Partner Firms from each other, although no Partner Firm manages its business around the service offerings. The manner in which the services are provided is generally consistent across the Partner Firms and this is not a factor that distinguishes the Partner Firms from each other.

The core or principal service offerings provided by the Partner Firms in the Reportable Segment relate principally to advertising, public relations (PR), and media services. Examples of these service offerings include the following:

Advertising	Public Relations	Media
Advertising and Marketing Services	Consumer Media Relations	Media Planning, Buying and Investment
Digital, Mobile and Social Media	Digital, Mobile, and Social Media	Digital, Mobile & Social Media
Content Creation and Marketing	Content Creation and Marketing	Content Creation
Insights & Analytics	Insights & Analytics	Insights, Analytics & Market Research
Communications Strategy	Corporate Communications	Communications Strategy & Planning
Branding & Design	Crisis / Issue Management	Advertising Technology
Experiential & Promotions	Experiential Marketing
Production	Production
Influencer Marketing	Influencer Marketing
Consumer Media Relations
Media Planning, Buying and Investment

As indicated, these core or principal service offerings are similar and/or complementary in many respects and the Partner Firms that provide these service offerings both compete and/or collaborate with each other for new business. For example, the integrated advertising agencies provide some media services and compete/collaborate with the media agencies for new business. Similarly, the PR firms and media agencies provide content creation and social media marketing services and compete/collaborate with the integrated advertising agencies for new business.

The clients that acquire these service offerings differ with respect to geography, industry specialization, and size. However, no Partner Firm provides service offerings specific to clients in any specific geography, industry, or of specific size and no Partner Firm manages its business along these lines. Further, the concentration of clients in any specific geography, industry, or of specific size at individual Partner Firms at any particular point in time will change over time (for example, with client wins/losses) and over the long term this does not result in significant differences in the performance of individual Partner Firms relative to other Partner Firms.

Individual Partner Firms differ to varying degrees with respect to branding, size, market positioning, and other factors and these differences may provide some Partner Firms a competitive advantage (or disadvantage) relative to other Partner Firms. However, the marketing services industry is a competitive industry. The effect of these differences on revenue and margins have a tendency to normalize over the long term (for example, due to competition for talent and/or business and the need for additional investment to support the related revenue growth) and these differences do not result in significant differences in the performance of individual Partner Firms relative to other Partner Firms.

Management’s judgment is that overall the Partner Firms in the Reportable Segment are economically similar. The long-term expected margins at the Partner Firms track relatively closely over time as presented in the October 31, 2016 response Further, the Partner Firms are similar with respect to the nature of the services they provide, the manner in which they provide the services, and the clients that acquire the services. These services are the core or primary services that are significant to the Company’s performance and disclosure about the performance of these Partner Firms as a group provides investors with information needed to assess the Company’s performance and prospects for future net cash flows.

At this point, the media business is economically similar to the other Partner Firms.  The historical margins at the media specialist agencies tracked relatively closely to the other Partner Firms before they were merged into a single media business and based on the performance of these agencies as a single media business this trending is expected to continue.  Further, the service offerings and clients that acquire these service offerings are similar across other of the Partner Firms.  As indicated in the table above, some of the advertising Partner Firms also provide media services as part of their integrated service offering that they provide to their clients, thus reinforcing the similarity of economic characteristics between the media and advertising Partner Firms.  Given these similarities, the media business is expected to have the same future prospects as the other Partner Firms such that separate disclosure will not add significantly to an investor’s understanding of the Company’s performance and prospects for future net cash flows.  However, the media business is evolving and the Company is monitoring the media business for changes that could set the media business apart from the other Partner Firms and indicate the need for a separate Reportable Segment to provide separate disclosure.

2.	You have described eighteen of the operating segments that you have aggregated by their distinction as “comprehensive array of marketing and communication service for clients both domestically and globally and are comprised of integrated advertising and media specialist agencies as well as public relations firm.” However, you have identified a “Primary Discipline” for each of these firms as Advertising, Media, or PR. Additionally, it appears that some entities in the “other” category could also have some or similar attributes. Furthermore, it is not clear how your aggregation is consistent with the principle of ASC 280 because it is unclear how the bifurcation between the reportable segment and other partner firms helps users to better understand the public entity performance, assess prospects of future net cash flows and make more informed judgments. Please provide us either with some other aggregation basis that meets these objectives or provide an adequate analysis of how your aggregation in the reportable segment and other category meets these objectives. Please clarify how your assessment of Primary Discipline is considered in your analysis and provide support for your analysis.

The principal service offerings provided by the Partner Firms in the Other Segment vary. The service offerings include some that relate to advertising, PR, and media services but these service offerings are not the Company’s core or primary service offerings. Rather, these specialized service offerings generally are complementary and are provided to round out the service offerings. Many of these service offerings are project-based with a high level of billable expenses and thus pass-thru revenue, which has a direct impact on margins. In addition, there are some areas of specialization and pricing that lead to a more targeted client base (for example, shareholder proxy services, mobile strategy and development, and rapid and complex activations). Performance and long-term growth prospects, therefore, are different for these Partner Firms than for the Partner Firms in the Reportable Segment and at this point, there is no individual Partner Firm or group of Partner Firms with similar economic characteristics that are significant to the Company’s performance for which separate disclosure would aid an investor’s understanding of the Company’s performance and future prospects for net cash flows. However, some of the Partner Firm business models are evolving and other Partner Firms are newly acquired and/or newly formed with operations that are in the process of being integrated into the portfolio. The Company will continue to monitor these Partner Firms for changes that could set them apart from the other Partner Firms and indicate the need for a separate Reportable Segment to provide separate disclosures.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Three Months Ended September 30, 2016, Compared to Three Months Ended September 30, 2015, page 38

Nine Months Ended September 30, 2016, Compared to Nine Months Ended September 30, 2015, page 45

3.	We note your responses to comments one and two. In order to provide greater transparency to your investors on how you define and measure organic revenue growth/ decline, please

a.	Disclose, if true, that organic revenue growth/decline, after foreign exchange adjustments on a constant currency basis, reflects (a) any change in revenues of partner firms which you have held throughout each of the comparable periods presented (i.e., same store sales) and (b) for acquisitions during the current year, the revenue effect from such acquisitions as if the acquisitions had been owned during the equivalent period in the prior year and (c) for acquisitions during the previous year, the revenue effect from such acquisitions as if they had been owned during that entire year (or same period as the current reportable period), taking into account their respective pre-acquisition revenues for the applicable periods. Please also consider revising your disclosure on page 31.

b.	Additionally please clarify in greater detail how revenues from businesses divested during each of the periods presented impact your calculation of organic revenue growth/decline. Please disaggregate the effect of dispositions from acquisitions, if material. Please also consider revising your disclosure on page 31.

c.	Revise the tabular caption for “Acquisitions (Dispositions), net” to “Non-GAAP Acquisitions (Dispositions), net” within the organic revenue growth/ decline table.

d.	Start your reconciliation of “Non-GAAP Acquisitions (Dispositions), net” with the directly comparable GAAP measure, “Revenue from Acquisitions.”

e.	Revise the caption for “Revenue Growth (Decline), net” (within the table reconciling Revenue from Acquisitions) to clarify its nature, with a corresponding footnote identifying its components and describing how it was derived.

f.	Please consider revising your earnings release to comply with the above comments as applicable.

The Company confirms that we will revise our disclosure on how we define organic revenue growth/decline to reflect each of the points noted above.

4.	As presented, organic revenue growth/ decline and the impact of acquisitions constitute non-GAAP measures. Please revise your MD&A to provide greater prominence on explanations of change in revenue based on measures of organic revenue and acquisition revenue calculated in accordance with GAAP.

The Company confirms that we will revise our MD&A to provide greater prominence on explanations of the change in revenue based on measures of organic revenue and acquisition revenue calculated in accordance with GAAP.

Form 8-K filed November 3, 2016 Exhibit 99.1

Financial Guidance, page 2

5.	We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosure required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company will provide additional disclosures required by the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David Doft

Chief Financial Officer

cc:	Kathryn Jacobson, Senior Staff Accountant
Robert S. Littlepage, Accounting Branch Chief
Carlos Pacho, Senior Assistant Chief Accountant
Scott Kauffman, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Christine LaPlaca, SVP Accounting and Financial Reporting
Members of the Audit Committee of Board of Directors of MDC Partners Inc.
Paul Curnin and Cheryl Scarboro (Simpson Thacher & Bartlett LLP)
Robert Trinchetto, BDO USA, LLP